

July 31, 2012

Via E-mail
Eduardo Ávila Zaragoza
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Kingdom of Spain

     Re: **Banco Bilbao Vizcaya Argentaria, S.A.**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed April 26, 2012
               File No. 001-10110

Dear Mr. Zaragoza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011
Item 4. Information on the Company, page 21
B. Business Overview, page 23
Business Areas, page 23

1. We note that for some of your segments, assets have not increased significantly or have decreased while the economic capital allocated has increased significantly. Conversely, we also note that for other segments, the assets have increased at greater rates than the assigned economic capital. Please revise your future filings to discuss the reasons for these trends between periods. For example, explain whether trends relate to the credit quality of loans in each segment which require more or less economic capital, or for some other reason.

Item 5. Operating and Financial Review and Prospects, page 66
Overview, page 66
Critical Accounting Policies, page 68

2. We note that you have not included disclosure related to your estimate of your liabilities under insurance contracts. Given the subjective nature and the significant judgments and uncertainties that go into that estimate, tell us how you concluded that disclosure was not necessary considering that these products appear to contribute significantly to your net income. Also, please revise your future filings to address the following:

- Revise your disclosure in Item 4 of this Form 20-F to discuss the types of insurance products offered (i.e. life insurance, payment protection insurance, etc.) and the extent to which each type of product contributes to your revenues.
- Revise your disclosure on page F-133 to present the amount of mathematical reserves for each material line of business or insurance product, including payment protection insurance.
- Revise your disclosure on page F-30 to describe the methods and modeling techniques you use to calculate mathematical reserves for each material line of business or insurance product type.
- Identify and describe key assumptions that materially affect the mathematical reserve estimate.
- Tell us how you concluded that the disclosures required by paragraphs 38-39(a) of IFRS 4 were not required.

B. Liquidity and Capital Resources, page 107

3. Please revise your future filings to discuss whether you maintain a liquidity pool at either the parent company level or individual subsidiary or business unit level. If so, please revise to disclose the amount and types of securities included within this pool, both at the consolidated level and for each significant subsidiary or business unit. To the extent that there are significant fluctuations in the amount of the liquidity pool intra-period, please disclose the weighted average amount of the liquidity pool(s), in addition to the period-end balance.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 162
Market Risk in Non-Trading Activities in 2011, page 166
Structural Exchange Rate Risk, page 169

4. Please revise your disclosures, either here or on page F-76 to provide the following:

- A description of the key assumptions and parameters which are necessary to understand your structural exchange rate risk disclosures;
- The selected period of time over which you reflected hypothetical changes in foreign currency exchange rates; and,

- Whether the quantified impact disclosed is based on equity, your income statement, or both.

Liquidity Risk Management, page 171

5. Please revise your future filings to provide separate totals for assets and liabilities for each maturity category presented in the tables beginning on page 172. Please also revise to discuss any material differences in these balances and any material trends between periods. Please also discuss how management uses this information to manage liquidity risk and how it relates to the gap of maturities and repricing dates of BBVA's structural balance sheet disclosed on page 167.

Credit Risk Management, page 174
Maximum exposure to credit risk, page 174

6. We note your disclosure that the amounts presented for derivatives reflects their market value on the date of the transaction and also includes an amount that represents the estimated potential risk of these transactions on their due date. Please revise your future filings to discuss how the amount related to the estimated potential risk of these instruments is determined and discuss why the estimate of market value does not accurately capture this risk on the reporting date.

Mitigation of credit risk, collateral and other credit enhancements…, page 176

7. We note your disclosure on page 178 that the weighted average mortgage loan balance was 52% of collateral pledged as of December 31, 2011. We believe that disaggregated LTV ratios for your foreign mortgage loan portfolio, similar to the disclosure you include on page A-34, would provide more useful information than an aggregate LTV ratio for your entire domestic and foreign portfolio. Please revise your disclosure in future filings to disclose your foreign portfolio by LTV ratio on a disaggregated basis, if possible. For example, consider disclosing the amount of loans with LTV ratios below 80%, between 80% and 99%, and equal to or greater than 100%. Alternatively, consider disclosing the amount of foreign mortgage loans with LTV ratios in excess of 90% as those appear to represent loans with higher inherent risk. If you do not have this information available, or do not believe it is useful information, please tell us why in your response.

Impaired assets and impairment losses, page 181

8. We note your disclosure of EUR5.868 billion in impaired risks that you identify as "rest" in your tabular disclosure as of December 31, 2011. Please revise your disclosure in future filings to more clearly state the nature of the impaired loans that are included in this category. Similarly, on page 183, please revise to disclose

material categories of your impaired unsecured loans of EUR6.087 billion as of
December 31, 2011, e.g. credit cards, personal loans, etc.

9. Your disclosure on page 182 indicates that recovery rates increased significantly
between 2009 (38%) and 2011 (70%), and you state that foreclosed assets amounted
to EUR1.417 billion and real estate assets received in lieu of payment as of
December 31, 2011 were EUR1.618 billion. Please revise your disclosure in future
filings to address the following:
- Clarify what the line item related to "recoveries" represents. You disclose that
there is a delay between the recognition of an impaired loan secured by a
mortgage and the related mortgage recovery, which implies that this line item
relates to the sale of foreclosed or other property received in satisfaction of a loan.
Therefore, it is unclear how this amount relates to your balance of impaired loans
at the beginning of the period.
- It is unclear how the amount of recoveries disclosed reconciles to the amounts
recorded for foreclosed assets and real estate assets received in lieu of payment.
In this regard, please separately quantify the recoveries related to foreclosures, to
real estate assets received in lieu of payment, to cash collections, and to any other
form of recovery recorded during the period that is related to your disclosed
recoveries of EUR9.079 billion.
- Reconcile your foreclosed assets of EUR1.417 billion as reported here to your
disclosure in Note 16 of EUR1.861 billion, net of impairment, in foreclosed
assets.
- Reconcile your real estate assets received in lieu of payment of EUR1.618 billion
as reported here to your inventories disclosure in Note 22 for distressed properties
of EUR3.2 billion, net of a valuation adjustment. To the extent that your real
estate assets are not reflected within your distressed properties reported as
inventories, please disclose where you have recorded such properties received in
lieu of payment.

Consolidated Income Statements, page F-5

10. Please your revise future filings to address the following:
- Your measure of "Gross Income" includes certain expenses, such as interest
expense and fee and commission expenses. Please tell us how you concluded that
this presentation was appropriate given that it does not appear to represent a
measure of gross income but rather a measure of gross profit. Alternatively,
please change the description of this line item to better describe the nature of the
information reported.
- Your measure of "Net Operating Income" excludes gains/losses on non-current
assets held for sale, including foreclosed assets and impairment losses on other
assets, including goodwill and properties that you have classified as inventories.
It appears that these gains and impairment losses are related to your operating
activities. Therefore, please tell us how you considered paragraph BC56 of IAS 1

when concluding this presentation was appropriate. Alternatively, revise your disclosure in future filings to either remove this subtotal, or present it in lieu of "income before tax."

Consolidated Statements of Cash Flows, page F-11

11. Your disclosure in Note 53 on page F-170 indicates that net entries in foreclosed assets are recorded as investing cash flows. Given that increases in foreclosed assets are typically non-cash transactions, please tell us why you have reported such net entries in foreclosed assets as a cash outflow from investing activities.

2. Principles of consolidation…, page F-16
2.2.1 Financial Instruments, F-17
Impairment losses determined collectively, page F-22

12. We note your disclosure on page F-22 that the calculation of the expected loss also takes into account the adjustment to the cycle of the PD and LGD factors. We also note your disclosure regarding the point-in-time parameter for the calculation of the not reported incurred loss that is an adjustment to eliminate the through-the-cycle component of the expected losses. Please revise your future filings to disclose the following:
   - Clarify what you mean by "the adjustment to the cycle," and clarify how you incorporate that into your allowance estimate.
   - Describe what you mean by "through-the-cycle component." For example, clarify if this refers to your process of adjusting the loan-life expected loss to a one-year period after the reporting date that you disclose above.
   - Disclose the loss identification periods for each loan type and discuss the methodology used to determine this period.

20. Intangible assets, page F-120
20.1 Goodwill, page F-120

13. Please revise your disclosures in future filings to address the following:
   - We note from this disclosure that for the purposes of evaluating goodwill impairment, your CGUs appear to be your business segments. Please tell us how you concluded this was appropriate under the guidance of paragraph 80 of IAS 36. For example, clarify if you consider your segments to be your CGUs for the purposes of allocating goodwill for impairment testing because this is the lowest level at which cash flows are generated independently of other cash flows or whether it is the lowest level at which you manage goodwill internally.
   - Your disclosures of segment assets beginning on page 26 indicate that you do not allocate all of your capital to your segments. Please revise your disclosures to clarify the amount of capital allocated to the Corporate Activities segment, identify the assets and liabilities that make up the capital allocated to the

> Corporate Activities segment, and discuss the reasons why you appear to have so
> much excess capital. Also, discuss the drivers of changes in the unallocated
> capital during the periods presented.
>
> - Clarify how you determine the carrying value of your CGUs for the purposes of
>   determining whether goodwill is impaired. For example, clarify whether you
>   allocate specific assets and liabilities, use the economic capital assigned to the
>   CGUs as a proxy for the carrying value or use some other basis for allocation. If
>   you use a systematic basis for allocation, please quantify discuss the reasons for
>   any unallocated amounts.

Turkey, page F-121

14. You disclose an acquisition cost of EUR3.65 billion for Garanti Group which differs
    from the purchase price of EUR4.408 billion disclosed on page F-44 due to hedges,
    dividends declared and the value of the control premium included in the purchase
    agreement. Please tell us how you concluded that it was appropriate to include these
    amounts in your allocation of the purchase price when determining the appropriate
    amount of goodwill to record. Refer to paragraph 51 of IFRS 3.

21. Tax assets and liabilities, page F-123

15. In Note 21.3, we note the volatility in your effective income tax rates between 2010
    and 2011 where the rate decreased from 22.22% to 7.55%. We also note your
    disclosure here and on page 80 that in 2011, your effective tax rate was lower than in
    previous years due primarily to the greater contribution of income with low or zero
    tax rates related to dividends, equity method investments, and foreign entities in the
    Americas (which appears to be countries in Latin America as per page 80) as well as
    Garanti. Please revise your disclosure in future filings to separately quantify the
    impact of each of these permanent differences to more clearly link your discussion at
    the bottom of page F-124 to your tabular tax rate reconciliation above. Additionally,
    consider disclosing the tax rates in each material jurisdiction that is driving the
    reduction in your effective tax rate. Refer to paragraph 84 of IAS 12.

22. Other assets and liabilities, page F-126

16. We note your disclosure that the amounts reflected as inventories include real estate
    assets purchased from distressed customers mainly in Spain, and as of December 31,
    2011, the carrying amount of these properties was EUR3.2 billion net of a valuation
    adjustment due to impairment losses of EUR1.8 billion. Please revise your
    disclosure of real estate assets purchased from distressed customers to also disclose
    the following:
    - Quantify the carrying amount and valuation adjustment due to impairment losses
      as of December 31, 2010 to promote comparability; and

- Provide a roll-forward of your inventories from distressed customers for the periods presented, similar to your roll-forward of foreclosed assets in Note 16.

Appendix X, page A-31
a) Policies and strategies established by the Group…, page A-31
Risk monitoring policies, page A-31

17. You disclose various loss mitigation activities that you utilize when managing credit risk, including deadline extensions, re-pricing of loans, and refinancing. Please revise your disclosure to quantify separately the amount of loans for which you have extended loan terms, changed the interest rate of a loan, or otherwise refinanced a loan during the periods presented. Also, clarify how these loans are considered when determining the appropriate amount of the allowance for loan losses. In this regard, address the following:

   - Clarify whether you identify and report these loans as impaired loans in your disclosure on page F-72. If so, discuss whether you monitor these loans on an ongoing basis to determine whether they are still impaired and the criteria used when making that determination.

   - Discuss whether you have modified loans that are not considered renegotiated or impaired based on the criteria in paragraph 59(c) in IAS 39. If so, revise future filings to discuss how you concluded that these loans should not be classified as renegotiated or impaired and disclose the balance of these loans for each period presented.

   - Discuss whether you grant multiple short-term modifications for the same loan and if so, discuss the types of short term modifications granted. Discuss whether you consider these loans to be impaired and how you consider multiple short term modifications in your determination of the appropriate amount of allowance for loan losses.

   - For those loans that are measured for impairment collectively, discuss whether these loans are segregated into separate loan pools, and if so, how.

b) Quantitative information on activities in the real-estate market in Spain, page A-32

18. We note your disclosure on page A-33 that states that you apply a regulatory corrective factor ranging from 30% to 50%, based on the type of asset, to updated appraisal values. Please tell us how these adjustments are considered when determining the appropriate amount of impairment provision to record in your financial statements and clarify how applying adjustments to updated appraisals based on regulatory guidance complies with paragraphs 26 or 27 of IAS 36 as applicable.

19. On page A-35, you disclose that coverage ratios ranging from 27% to 34% as of December 31, 2011 which represent the provisions recorded as a percent of gross book value of total real-estate assets in Spain. We note on page F-126 that you

appear to have a coverage ratio of 36% for your real estate assets purchased from distressed customers mainly in Spain. Furthermore, we note that on page F-110, you appear to have a coverage ratio of 9% for foreclosed assets as of December 31, 2011. Please tell us how these coverage ratios relate to one another. Also, explain why there are such large apparent discrepancies between the net valuations for these properties in Spain based on whether the asset is classified as foreclosed or as inventory.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief